Exhibit 99.2

NICE Introduces Situation Management Solution for Electric Utilities Allowing
 Improved Security Operations and Compliance While Reducing Costs

Offering based on NICE Situator’s open situation management platform, enables cost efficient compliance with
 NERC CIP, the North American Electric Reliability Council’s regulations on protecting critical infrastructure

Ra’anana, Israel, October 06, 2010, NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today introduced NICE Situator for Electric Utilities. The new offering, based on the NICE open platform situation management solution, helps electric utilities meet the critical challenges of improving compliance, particularly with respect to NERC CIP, increasing the effectiveness of their security operations, and reducing operational costs. The new NICE solution includes pre-built content based on industry specific best practices. NICE also offers unique professional services for optimizing the utility’s situation management capabilities and overall security operations by identifying risk and developing policies and procedures and “Concept of Operation.” The new NICE Situator solution for Electric Utilities will be demonstrated at ASIS International, October 12-15, in Dallas, Texas, NICE booth #3836.

One of the main challenges being faced by electric utilities in the United States today is ensuring effective security operations that can handle incidents in real time, with limited resources across hundreds of sites that are often equipped with thousands of monitored sensors and multiple disparate security and safety systems, including video, access control, perimeter intruder detection systems, audio recording and fire alarms. Being able to identify a threat or a problem in real time and to handle it effectively and efficiently is crucial. In addition, performing continuous reporting after the fact is tedious and time consuming. Ensuring that policies and procedures are being followed uniformly across the utility’s operations with limited budgets and manpower is extremely difficult.

Another challenge being faced by North American utilities in the US, Canada and Mexico is ensuring full compliance with The NERC CIP reliability standards for ensuring the physical security of critical cyber assets that control or effect the reliability of bulk electric systems.  Non-compliance can result in fines as high as $1 million per day per violation, based on incident severity and a number of risk factors.

Mike Dunn, founder of GMD Security Consulting Services LLC and former Manager of Security at American Electric Power said, “With heightened security threats, reduced budgets, and ever-increasing compliance pressures, electric utilities today are faced with great challenges. Firms that implement a situation management solution which helps them consolidate 24/7 monitoring of disparate existing security systems, prescribe immediate response to event alarms, and automate documentation of response for future audit purposes, are best positioned to ensure an effective and efficient security operation, whether dealing with access violations, visitor management, outage management, systems maintenance/testing, or policy reviews.”

NICE Situator enables efficient end-to-end handling of the incident’s full life cycle, by automatically triggering alerts, providing security personnel real-time guidance on required and optimal procedures, and enabling them later to retrieve the incident log along with all the supporting information for a complete and comprehensive report which includes when and where the alert had occurred, the relevant video and audio files, screen recordings, and logs from multiple third-party security systems.

“We are excited to launch NICE Situator for Electric Utilities, and enable these firms to ensure an effective and efficient security operation, while achieving full compliance with the stringent requirements of NERC CIP,” said Israel Livnat, President, NICE Security Group. “We worked closely with industry experts to tailor the NICE solution to the specific needs of this market, providing a solution with procedures, forms, and business rules that are based on best practices as well as our extensive experience in deploying diverse compliance solutions for organizations across a broad variety of vertical industries all over the world. The complete package of unique capabilities, advanced technology and domain expertise makes NICE Situator the premier choice for electric utilities.”

The NICE Security offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capture, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact Galit Belkind	NICE Systems Galit.belkind@nice.com	+1 877 245 7448
Investors Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.